OPTSECURITIES, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2022 and
Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51811

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Optsecurities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 S. College Street, Suite 1600
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Thornton	704-731-5970	jonathan.thornton@optcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP
(Name – if individual, state last, first, and middle name)

Wells Fargo Center, 15 South Main St., Ste 800	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

6/7/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jonathan Thornton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Optsecurities, LLC____, as of 2/3____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Paula Walton
NOTARY PUBLIC
Mecklenburg County, NC
My Commission Expires August 29, 2024

Notary Public

Signature:

Title:
Chief Financial Officer

North Carolina State
Mecklenburg County.

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Optsecurities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 as of December 31, 2022 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2004.

GreerWalker

Certified Public Accountants
January 31, 2023
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

OPTSECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	129,833
Accounts receivable		1,947
Commissions receivable		133,708
Prepaid expenses		28,908
Deposits		1,307
TOTAL	$	295,703

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	14,661
Commissions payable		128,000
Total		142,661
MEMBER'S EQUITY		153,042
TOTAL	$	295,703

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:		
12b-1 fees	$	25,601
CaR commissions		818,982
Total		844,583
EXPENSES:		
Commissions		759,271
Broker dealer regulatory expenses		21,479
Office expense		14,000
Professional fees		20,400
Other		23,512
Total		838,662
NET INCOME	$	5,921

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Total Member's Equity
BALANCE, DECEMBER 31, 2021	$ 133,121
Net income	5,921
Member contributions	14,000
BALANCE, DECEMBER 31, 2022	$ 153,042

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,921
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		1,305
Commissions receivable		(3,891)
Prepaid expenses		(2,659)
Deposits		905
Accounts payable		(384)
Commissions payable		8,000
Net cash provided by operating activities		9,197
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		14,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		23,197
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		106,636
CASH AND CASH EQUIVALENTS, END OF YEAR	$	129,833

See notes to financial statements.

OPTSECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2022

SUBORDINATED LIABILITIES, DECEMBER 31, 2021	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2022		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2022	$	-

See notes to financial statements.

OPTSECURITIES, LLC

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Optsecurities, LLC (the "Company") is a North Carolina limited liability company and operates as a registered broker-dealer specializing in the sale of private placement offerings to accredited investors. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board Accounting Standards Codification.

Use of Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Accounts Receivable – The Company extends credit to its clients for brokerage fees. As of December 31, 2022, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debt has been provided. As of December 31, 2022, the Company had 12b-1 fees receivable of $1,947. During the year ended December 31, 2022, the Company did not incur any bad debt expense.

Revenue Recognition

12b-1 Fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company considers its performance obligation to be the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

CaR Commissions - The Company enters into arrangements with Optcapital, LLC, the sole member of the Company, and Opt I, LLC, Opt II, LLC and Opt IV, LLC, companies related through common ownership, to distribute private placement offerings to investors. The Company may receive commissions paid by Optcapital, LLC, Opt I, LLC, Opt II, LLC and Opt IV, LLC up front, over time, or as a combination thereof. The Company considers its performance obligation to be the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the account at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. CaR commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The timing of revenue recognition, billings and cash collections results in billed accounts and commissions receivable. The balance of accounts and commissions receivable resulting from contracts with customers was $135,655 and $133,069 as of December 31, 2022 and 2021, respectively.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the member includes its allocable share of the Company's taxable income or loss in its income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2022.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through January 31, 2023, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $120,880, which was $111,369 in excess of its minimum required net capital of $9,511.

As of December 31, 2022, the Company's ratio of aggregate indebtedness to adjusted net capital was 1.18 to 1.

3.   RELATED PARTY TRANSACTIONS

Optcapital, LLC, the sole member of the Company, provides office space, supplies, computer equipment, and personnel to the Company for its use in day-to-day operations. Expenses paid or payable to Optcapital, LLC in accordance with the expense-sharing agreement with the Company totaled $14,000 for the year ended December 31, 2022. Per the Management Agreement, Optcapital, LLC contributed capital of $14,000 during 2022 to forgive the expenses due to Optcapital, LLC as of December 31, 2022.

The Company has agreements with Opt I, LLC, Opt II, LLC and Opt IV, LLC, companies related through common ownership, to serve as the exclusive placement agent for the private placement of CaR products in exchange for a commission. Revenue related to the CaR placement agent agreements totaled $72,378 for the year ended December 31, 2022. As of December 31, 2022, accrued placement agent commissions receivable totaled $8,810.

The Company has a sales agreement with an employee of Optpeople, Inc., a variable interest entity of Optcapital, LLC, to pay commissions related to the sale of CaR products by Optcapital, LLC, Opt I, LLC, Opt II, LLC and Opt IV, LLC. Commissions are earned and paid through the Company. Revenue and expenses related to the CaR commission agreement totaled $746,604 and $759,271, respectively, for the year ended December 31, 2022. As of December 31, 2022, accrued CaR commissions receivable and payable totaled $124,898 and $128,000, respectively.

4.   MEMBER'S EQUITY

The Member is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interest can be transferred, and new members can be admitted.

5.   SUPPLEMENTAL CASH FLOW STATEMENT

Optcapital, LLC contributed capital of $14,000 to the Company to reduce the Company's liability to Optcapital, LLC as outlined in the Management Agreement between the Company and Optcapital, LLC.

OPTSECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL

Member's equity	$	153,042
Adjustments to net capital:		
Receivables from brokers or dealers: Other, non-allowable		(1,947)
Other assets, non-allowable		(30,215)
Net capital, as defined		120,880
Minimum net capital required		9,511
Excess net capital	$	111,369

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	142,661
Ratio of aggregate indebtedness to net capital		1.18

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2022 as filed by Optsecurities, LLC on X-17a-5 Part IIA. Accordingly, no reconciliation is necessary.

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of Optsecurities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
January 31, 2023
Greenville, SC

OPTSECURITIES, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO SIPC
FOR THE YEAR ENDED DECEMBER 31, 2022

Assessment for December 31, 2022	$	128
Less:		
Payments made during 2022		32
Balance due, March 1, 2023	$	96

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Optsecurities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Optsecurities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
January 31, 2023
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

OPTSECURITIES, LLC EXEMPTION REPORT

Optsecurities, LLC (the "Company") is a registered broker-dealer subject to Rule 177a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2022 without exception.

Optsecurities, LLC (SEC 8-51811)

I, Jonathan Thornton, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO and Financial Operations Principal

January 31, 2023